Exhibit 12

NEW YORK COMMUNITY BANCORP, INC.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended	Years Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003
Including Interest Paid on Deposits:
Earnings before income taxes	$105,106	$402,099	$348,714	$444,714	$531,968	$492,682

Combined fixed charges:
Interest expense on deposits	96,747	425,824	383,373	202,823	90,389	64,231
Interest expense on borrowed funds	144,118	524,391	463,761	380,828	300,513	179,954
Appropriate portion ( 1/3) of rent expense	2,325	8,315	6,940	5,370	4,565	2,975

Total fixed charges	$243,190	$958,530	$854,074	$589,021	$395,467	$247,160

Earnings before income taxes and fixed charges	$348,296	$1,360,629	$1,202,788	$1,033,735	$927,435	$739,842

Ratio of earnings to fixed charges	1.43	1.42	1.41	1.76	2.35	2.99

Excluding Interest Paid on Deposits:
Earnings before income taxes	$105,106	$402,099	$348,714	$444,714	$531,968	$492,682

Combined fixed charges:
Interest expense on borrowed funds	144,118	524,391	463,761	380,828	300,513	179,954
Appropriate portion ( 1/3) of rent expense	2,325	8,315	6,940	5,370	4,565	2,975

Total fixed charges	$146,443	$532,706	$470,701	$386,198	$305,078	$182,929

Earnings before income taxes and fixed charges	$251,549	$934,805	$819,415	$830,912	$837,046	$675,611

Ratio of earnings to fixed charges	1.72	1.75	1.74	2.15	2.74	3.69

NEW YORK COMMUNITY BANCORP, INC.

CAPITALIZATION

3/31/08 BALANCE
BORROWINGS:
FEDERAL HOME LOAN BANK ADVANCES AND REPOS	12,126,530
SENIOR DEBT	75,091
PREFERRED STOCK OF SUBSIDIARIES	154,000
JUNIOR SUBORDINATED DEBENTURES	484,621

TOTAL DEBT	12,840,242

EQUITY TOTAL	4,158,173

TOTAL CAPITALIZATION	16,998,415